FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
the Securities Exchange Act of 1934

For the month of                     January                    , 2003

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: January 24, 2003	By:	/s/ John Bennett Name: John Bennett Title: Chief Executive Officer

For Immediate Release

BENNETT Proceeds With Permit For New Brunswick Facility

Oakville, Ontario, January 23, 2003 — BENNETT Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, announces today that it has received a letter from the Department of Environment and Local Government of New Brunswick authorizing the Company to proceed with a permit application to construct and operate a thermal treatment facility in the Province of New Brunswick. Subject to Board approval the Company expects to comply with the construction permit requirements by the end of Q1-2003 and have the plant fully functional by the end of this year. The proposed facility would be located near the Port of Belledune, in the north east part of the province approximately 170 miles north of the provincial capital of Fredericton.

“I am very pleased with the co-operation and support we have received from the Government of New Brunswick, said John Bennett, Chairman and CEO of BENNETT Environmental. The Port of Belledune area is a perfect location for our treatment facility; it has a large modern harbour, excellent rail and road access from eastern Canada and the northeast United States and a good supply of skilled labour.”

The permit to commence construction is contingent on the Company preparing an Environmental Protection Plan, the establishment of a Community Environmental Liaison Committee and a requirement to hold and conduct public information sessions in the Belledune community. The Province has outlined several conditions that have to be met prior to the issuance of an operating permit to treat hydrocarbon and creosote contaminated soil. This includes health risk assessment and air quality impact studies.

BENNETT will hold a public information session shortly and will be establishing a Community Environmental Liaison Committee in Belledune by March 1st, 2003.

The Company intends to continue with the permit application to construct and operate an additional facility in Kirkland Lake, Ontario.

About BENNETT Environmental Inc.

BENNETT Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. BENNETT Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

BENNETT Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the BENNETT Environmental website at www.bennettenv.com, or contact John BENNETT at the Vancouver office (604) 681-8828 or Rick Stern at the Oakville office (905) 339-1540.